KLONDEX MINES LTD.

NOTICE OF ANNUAL MEETING
OF SHAREHOLDERS

NOTICE is hereby given that the annual meeting (the "Meeting") of the shareholders of Klondex Mines Ltd. (the "Company") will be held at Toronto Region Board of Trade, Suite 350, 77 Adelaide St. West, Toronto, Ontario on June 17, 2015 at 10:30 a.m. (Eastern Daylight Time), for the following purposes:

1.	To receive the audited consolidated financial statements of the Company for the year ended December 31, 2014 and the report of the auditor thereon.

2.	To set the number of directors of the Company to be elected at eight.

3.	To elect directors of the Company for the ensuing year.

4.	To appoint the auditors and to authorize the directors of the Company to fix their remuneration.

5.	To transact such further and other business as may properly come before the Meeting or any adjournment or adjournments thereof.

An "ordinary resolution" is a resolution passed by at least a majority of the votes cast by the shareholders of the Company who voted in respect of that resolution at the Meeting.

A shareholder wishing to be represented by proxy at the Meeting or any adjournment thereof must deposit his or her duly executed form of proxy with the Company's transfer agent and registrar, Computershare Investor Services Inc., 2nd Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, Attention: Proxy Department, or by facsimile to (416) 263-9524 or 1-866-249-7775 not later than 5:00 p.m. (Eastern Daylight Time) on June 15, 2015 or, if the Meeting is adjourned, 48 hours (excluding Saturdays, Sundays and holidays) before any adjournment of the Meeting. A shareholder may also vote by telephone or via the internet by following the instructions on the form of proxy. If a shareholder votes by telephone or via the internet, completion or return of the proxy form is not needed. The directors of the Company have fixed the close of business on May 11, 2015 as the record date for the determination of the shareholders of the Company entitled to receive notice of the Meeting.

This notice of meeting (the "Notice") is accompanied by: (a) the Circular; and (b) either a form of proxy for registered shareholders or a voting instruction form for beneficial shareholders. The Circular accompanying this Notice is incorporated into and shall be deemed to form part of this Notice.

DATED the 14th day of May, 2015.

By Order of the Board

(signed) Paul Huet
Paul Huet
Director, President and Chief Executive Officer
Klondex Mines Ltd.